UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission file number 1-5128

MEREDITH SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Meredith Corporation 1716 Locust Street Des Moines, Iowa 50309-3023
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

4.   Financial Statements and Supplemental Schedules for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2011 and 2010, and for the year ended December 31, 2011, and supplemental schedules as of December 31, 2011 and for the year ended December 31, 2011, have been audited by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23.   Consent of Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements as of December 31, 2011 and 2010,
and for the Year Ended December 31, 2011,
Supplemental Schedules as of December 31, 2011, and for the Year Ended December 31, 2011
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4

Supplemental Schedules

Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions Year ended December 31, 2011	11

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	12

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental schedules of Schedule H, line 4a - schedule of delinquent participant contributions and Schedule H, line 4i - schedule of assets (held at end of year) as of or for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 27, 2012

 Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2011	2010

Investments, at fair value		$263,881,419	$265,344,197
Employer contribution receivable		5,134	—
Net assets available for benefits, at fair value		263,886,553	265,344,197
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(890,007)	(748,710)
Net assets available for benefits		$262,996,546	$264,595,487

See accompanying Notes to Financial Statements.

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2011

Additions to net assets attributed to
Contributions
Participant	$17,271,176
Employer	8,543,834
Rollovers	1,508,221
Total contributions	27,323,231
Investment income (loss)
Dividend income	3,632,033
Net depreciation in fair value of investments	(3,739,139)
Net investment income (loss)	(107,106)
Transfers (Note 1)	624,372
Total additions, net	27,840,497
Deductions from net assets attributed to
Benefits paid to participants	(29,439,438)
Net decrease in net assets available for benefits	(1,598,941)
Net assets available for benefits at beginning of year	264,595,487
Net assets available for benefits at end of year	$262,996,546

See accompanying Notes to Financial Statements.

Meredith Savings and Investment Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions. Eating Well magazine was acquired by Meredith during the year and the Plan was amended to merge the balances of the Eating Well defined contribution plan into the Meredith Savings and Investment Plan. This transaction is reflected as a transfer.

General - The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Meredith or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Full and part-time employees are eligible to begin contributions to the Plan at any time. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations. To be eligible to receive Company matching contributions all employees must complete a year of service in which they work at least 1,000 hours. The Company matches 100 percent of the first 3 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 2 percent of a participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the year ended December 31, 2011. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (known as rollover contributions).

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant's contributions. The Plan currently offers 23 mutual funds, a Company common stock fund, and a common trust fund as investment options for participants. During the year, the Plan was amended to substitute the LSV Value Equity Fund for the Principal Large Cap Blend II fund. Additionally, the Plan was amended to substitute the Vanguard Total International Stock Index Signal Fund for the Vanguard Total International Stock Index Fund.

Vesting - Participants are immediately vested in their contributions, the Company's matching contributions, and investment earnings. As a result, there are no forfeitures under the Plan.

Payment of Benefits - On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death or retirement, a participant may elect to receive quarterly, semi-annual, or annual installments, not to exceed 15 years.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares of Meredith common stock allocated to the participant's account. Shares of Meredith common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company's common and Class B stock. At December 31, 2011 and 2010, approximately 7 percent and 8 percent of the Plan's total assets were invested in common and Class B stock of the Company, respectively. The underlying values of the Company's common and Class B stock are entirely dependent upon the performance of the Company and the market's evaluation of such performance.

Investment Valuation and Income Recognition - Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the Wells Fargo Stable Return Fund investment contracts, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net assets Available for Benefits is prepared on a contract value basis.

Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the investments in the common trust fund is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

The Meredith Corporation Stock Fund (the Fund) is a fund that pools contributions among participants to buy common stock of Meredith and a certain amount of short-term investments. Common stock of the Company is purchased and reported at the daily closing price as reported in the New York Stock Exchange composite. Ownership is measured in units of the Fund instead of shares of stock.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. As of December 31, 2011, $63,887 was allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Recently Adopted Accounting Standards - In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. As of December 31, 2011, the Plan has adopted all provisions of the update. The adoption of this guidance did not have a material impact on the Plan's financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04: Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 clarifies application of fair value measurement and disclosure requirements and is effective for annual and interim periods beginning after December 15, 2011. Early application is not permitted. We do not expect the provisions of ASU 2011-04 to impact the Plan's financial statements or financial statement disclosures as we do not currently hold any investments classified as Level 3 on the fair value hierarchy.

3. Investments

The fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets as of December 31, 2011 and 2010, are as follows:

	2011	2010

Wells Fargo Stable Return N Fund	$35,570,549	$34,680,470
Principal LargeCap S&P 500 Index Separate Account	33,586,816	34,192,776
T. Rowe Price Small-Cap Stock Fund	24,850,064	26,779,139
LSV Value Equity Fund (Note 1)	22,594,299
Principal MidCap Blend Separate Account	20,967,439	19,941,329
American Funds EuroPacific Growth R4 Fund	19,703,210	24,528,353
Meredith Corporation Stock Fund	19,202,175	21,521,289
Vanguard Total Bond Market Index Inst Fund	17,990,855	17,488,300
Vanguard Target Retirement 2030 Fund	13,930,722	13,323,140
Principal LargeCap Blend II Separate Account (Note 1)	—	24,649,107

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2011

Domestic stock funds	$1,473,033
Balanced funds	(1,604,208)
Meredith Corporation Stock Fund and Class B shares	(1,137,850)
International stock fund	(3,922,632)
Stable fund	705,501
Bond funds	747,017
Net depreciation in fair value of investments	$(3,739,139)

4. Investment Contract

The Plan maintains a fully benefit-responsive investment contract with Wells Fargo Bank, N.A. (Wells Fargo). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Wells Fargo. As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported by Wells Fargo, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan's ability to fully realize the investment contract's value under certain conditions. The average yields on the contract for the years ended December 31, 2011 and 2010, were 1.56 percent and 2.38 percent, respectively. The crediting interest rates on the contract for the years ended December 31, 2011 and 2010, were 2.33 percent and 2.90 percent, respectively. The basis and frequency of determining the crediting interest rate is done on a quarterly basis. There were no guarantees or limitations on the contract at December 31, 2011 and 2010.

5. Fair Value Measurements

Fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy are described as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2:
Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

quoted prices for similar assets and liabilities in active markets quoted prices for identical or similar assets or liabilities in markets that are not active observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3:
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methods used for assets measured at fair value:

Registered investment companies - The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

Meredith common stock - The fair value of the common stock is valued at the closing price reported on the active market on which the security is traded.

Meredith Class B stock - The fair values of these securities are based on observable market quotations for similar assets and are valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts - The fair value of units held in pooled separate accounts are valued at the net asset value as reported by the investment manager of the accounts. These net asset values generally represent amounts at which units are redeemed on a regular basis.

Common trust fund - The fair value of the investments in the common trust fund is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2011 and 2010:

	Fair Value Measurement Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
12/31/2011
Investments in registered
investment companies	$154,291,890	$—	$—	$154,291,890
Meredith common stock	19,202,175	—	—	19,202,175
Pooled separate accounts	—	54,554,255	—	54,554,255
Common trust fund	—	35,570,549	—	35,570,549
Meredith Class B stock	—	262,550	—	262,550
Total investments, at fair value	$173,494,065	$90,387,354	$—	$263,881,419

12/31/2010
Investments in registered
investment companies	$129,997,930	$—	$—	$129,997,930
Meredith common stock	21,521,289	—	—	21,521,289
Pooled separate accounts	—	78,783,212	—	78,783,212
Common trust fund	—	34,680,470	—	34,680,470
Meredith Class B stock	—	361,296	—	361,296
Total investments, at fair value	$151,519,219	$113,824,978	$—	$265,344,197

 There were no transfers between Level 1 and Level 2 of the fair value hierarchy.

6. Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by the Principal Life Insurance Company (Principal). Principal is the Plan Administrator and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2011 and 2010, the Meredith Common Stock Fund held 596,500 and 631,130 shares, respectively, of the common stock of Meredith, the sponsoring employer, with a cost basis of $15,746,632 and $16,590,923, respectively. In addition, at December 31, 2011 and 2010, the Plan held 8,041 and 10,427 shares, respectively, of the Company's Class B stock, with a cost basis of $45,284 and $57,943, respectively. During the year ended December 31, 2011, the Plan recorded dividend income from Company common stock of $686,677.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 9, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010.

	2011	2010

Net assets available for benefits per the financial statements	$262,996,546	$264,595,487
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	890,007	748,710
Net assets available for benefits per Form 5500	$263,886,553	$265,344,197

For the year ended December 31, 2011, the following is a reconciliation of net depreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended December 31,	2011

Total net depreciation in fair value of investments per the financial statements	$(3,739,139)
Change in adjustment from contract value to fair value for fully-benefit responsive investment contract	141,297
Net depreciation in fair value of investments per the Form 5500	$(3,597,842)

MEREDITH SAVINGS AND INVESTMENT PLAN EIN: 42 0410230 PLAN NUMBER 004 FORM 5500, SCHEDULE H, LINE 4a SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS YEAR ENDED DECEMBER 31, 2011
Participant contributions transferred late to plan	Late contributions not corrected	Corrections outside VFCP	Corrections using VFCP	Pending corrections in VFCP	Total corrected
$5,134	__	$5,134	__	__	$5,526
					$5,526

MEREDITH SAVINGS AND INVESTMENT PLAN EIN: 42 0410230 PLAN NUMBER 004 FORM 5500, SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled Separate Accounts
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account	**	$33,586,816
*	Principal Life Insurance Company	Principal MidCap Blend Separate Account	**	20,967,439
				54,554,255
	Common Trust Fund
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return N4 Fund	**	35,570,549

	Registered Investment Companies
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock Fund	**	24,850,064
	The American Funds	American Funds EuroPacific Growth R4Fund	**	19,703,210
	The American Funds	American Funds New Perspective R5 Fund	**	1,417,252
	PIMCO	PIMCO Total Return Instl Fund	**	12,707,368
	Vanguard Group	Vanguard Total International Stock Index Signal Fund	**	1,292,578
	Vanguard Group	Vanguard Extended Market Index Signal Fund	**	1,700,418
	Vanguard Group	Vanguard PRIMECAP Core Fund	**	3,945,407
	Vanguard Group	Vanguard Total Bond Market Index Inst Fund	**	17,990,855
	Vanguard Group	Vanguard Target Retirement Income Investor Fund	**	1,893,004
	Vanguard Group	Vanguard Target Retirement 2005 Fund	**	232,945
	Vanguard Group	Vanguard Target Retirement 2010 Fund	**	2,993,003
	Vanguard Group	Vanguard Target Retirement 2015 Fund	**	1,248,258
	Vanguard Group	Vanguard Target Retirement 2020 Fund	**	6,435,563
	Vanguard Group	Vanguard Target Retirement 2025 Fund	**	1,688,092
	Vanguard Group	Vanguard Target Retirement 2030 Fund	**	13,930,722
	Vanguard Group	Vanguard Target Retirement 2035 Fund	**	2,885,422
	Vanguard Group	Vanguard Target Retirement 2040 Fund	**	8,629,150
	Vanguard Group	Vanguard Target Retirement 2045 Fund	**	2,876,928
	Vanguard Group	Vanguard Target Retirement 2050 Fund	**	5,195,665
	Vanguard Group	Vanguard Target Retirement 2055 Fund	**	81,687
	LSV Value Equity Fund	LSV Value Equity Fund	**	22,594,299
				154,291,890
	Employer Securities
*	Meredith Corporation	596,500 shares of common stock	**	19,202,175
*	Meredith Corporation	8,041 shares of Class B stock	**	262,550
				19,464,725

				$263,881,419

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

/s/ Steven M. Cappaert
Steven M. Cappaert Corporate Controller of Meredith Corporation

Date: June 27, 2012

INDEX TO ATTACHED EXHIBIT

Exhibit Number	Item

23	Consent of Independent Registered Public Accounting Firm

E-1